Social events app - 20% MoM user growth





Adnan Kharuf <akharuf@plansapp.io>
to Alex ▾

Wed, Jun 1, 1:05 PM (1 day ago) ☆ ↩ ⋮

Hi ▓▓▓▓,

I hope this email finds you well. My name is Adnan Kharuf, I'm the CEO and founder of Plans.

Plans is an event planning platform made social. A fresh approach to connecting communities through shared experiences.

Our key insight indicates that event organizers resort to using multiple apps in order to achieve and manage engagement and interactions. Plans offers a solution to this insight by closing the gap between event planning tools (i.e. Eventbrite, Meetups, and Evite) and social media (i.e. Facebook, Instagram, eMail/SMS, Chat Apps, etc.) for event organizers and their attendees.

Key highlights:

- We launched version 1.0 (iOS & Android) in **Oct 2021**. Today, we have acquired over **2,000 users** with over **450 created events by unique users (32min engagement time, 1,000+ MAU)**. Today, we continue to gain **20% month over month** of users!
- We have pending sponsorship opportunities with **Capital Music Group**, **Ember Valley Cannabis Group**, and **FAMA Foundation**. These are exciting opportunities for Plans to become the platform of choice in organizing events, also selling tickets for thousands of concert attendees.
- We have a capable team of **technical founders** located in Silicon Valley; with a combined **15+ years** of experience in engineering, product management, UI/UX design, and marketing.
- We've recently been accepted into **Newchip**'s renowned global accelerator program.

In order to deliver on our vision, we are raising a pre-seed round of fundraising. Please view our attached latest executive summary and pitch deck. I'd love to discuss this further if you're interested. I am looking forward to hearing from you.

Sincerely,

Pitch Deck Link: https://drive.google.com/file/d/1UTuLlg1CkR4tAKMsbADKsF_iRDrCi3s5/view?usp=sharing
Executive Summary Link: https://drive.google.com/file/d/1R9EKP_5PKw4Fb7gnVmXDNzuKWmGL9wnH/view?usp=sharing



Adnan Kharuf
Founder / CEO
Plans Collective Inc.



📞 4088307584
🌐 plansapp.io
📍 Fremont, CA | USA





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